Exhibit 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 2, 2010

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(millions of C$)	2010	2009
		(restated -
Assets		note 2)
Current
Cash and cash equivalents (note 16)	2,078	1,690
Accounts receivable	1,145	1,253
Inventories	138	144
Prepaid expenses	18	9
Assets of discontinued operations (note 2)	9	58
	3,388	3,154

Other assets (note 5)	1,038	290
Goodwill (note 4)	1,186	1,176
Property, plant and equipment	17,544	16,431
Assets of discontinued operations (note 2)	513	2,567
	20,281	20,464
Total assets	23,669	23,618

Liabilities
Current
Bank indebtedness	6	36
Accounts payable and accrued liabilities	2,070	2,124
Income and other taxes payable	422	357
Current portion of long-term debt (note 8)	355	10
Future income taxes	11	68
Liabilities of discontinued operations (note 2)	3	9
	2,867	2,604

Deferred credits	56	59
Asset retirement obligations (note 6)	2,129	2,109
Other long-term obligations (note 7)	160	168
Long-term debt (note 8)	3,350	3,770
Future income taxes	3,728	3,646
Liabilities of discontinued operations (note 2)	6	151
	9,429	9,903

Contingencies and commitments (note 15)

Shareholders' equity
Common shares, no par value (note 9)
Authorized: unlimited
Issued and outstanding:
September 2010 - 1,016,753,202 (December 2009 - 1,014,876,564)	2,405	2,374
Contributed surplus	119	153
Retained earnings	9,999	9,174
Accumulated other comprehensive loss	(1,150)	(590)
	11,373	11,111
Total liabilities and shareholders' equity	23,669	23,618

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of C$)	2010	2009	2010	2009
		(restated -		(restated -
		note 2)		note 2)
Revenue
Gross sales	1,995	1,647	5,882	4,955
Less royalties	310	246	926	706
Net sales	1,685	1,401	4,956	4,249
Other	26	29	82	89
Total revenue	1,711	1,430	5,038	4,338

Expenses
Operating	459	455	1,393	1,394
Transportation	55	52	172	158
General and administrative	118	79	286	246
Depreciation, depletion and amortization	568	529	1,618	1,762
Dry hole	44	77	78	335
Exploration	74	75	241	202
Interest on long-term debt	37	54	119	144
Stock-based compensation (recovery) (note 10)	63	98	(23)	249
(Gain) loss on held-for-trading financial instruments (note 11)	(54)	(98)	(227)	270
Other, net (note 12)	89	(77)	135	25
Total expenses	1,453	1,244	3,792	4,785
Income (loss) from continuing operations before taxes	258	186	1,246	(447)
Taxes
Current income tax	235	161	631	477
Future income tax recovery	(70)	(21)	(186)	(507)
Petroleum revenue tax	25	21	80	60
	190	161	525	30
Income (loss) from continuing operations	68	25	721	(477)
Income from discontinued operations (note 2)	53	5	231	1,025
Net income	121	30	952	548

Per common share (C$):
Income (loss) from continuing operations	0.07	0.02	0.71	(0.47)
Diluted income (loss) from continuing operations	0.07	0.02	0.70	(0.47)
Income from discontinued operations	0.05	0.01	0.23	1.01
Diluted income from discontinued operations	0.05	0.01	0.22	1.01
Net income	0.12	0.03	0.94	0.54
Diluted net income	0.12	0.03	0.92	0.54
Average number of common shares outstanding (millions)	1,017	1,015	1,018	1,015
Diluted number of common shares outstanding (millions)	1,035	1,035	1,036	1,015

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended September 30		Nine months ended September 30
(millions of C$)	2010	2009	2010	2009

Net income	121	30	952	548

Foreign currency - translation of self-sustaining foreign operations1	36	759	(242)	1,389
Foreign currency - translation into reporting currency	(315)	(1,055)	37	(1,551)
Transfer of accumulated foreign currency to net income (note 2)	(43)	-	(356)	-
Gains and losses on derivatives designated as cash flow hedges
Unrealized gains arising during the period2	8	23	6	35
Realized gains recognized in net income3	(8)	(21)	(5)	(35)
	-	2	1	-
Other comprehensive loss	(322)	(294)	(560)	(162)
Comprehensive income (loss)	(201)	(264)	392	386
1.  Includes net investment hedging gain/(loss) of $(13) million and $19 million for the three and nine months ended September 30, 2010 respectively (2009 - gain of $3 million and loss of $(53) million respectively)
2.  Three and nine months ended September 30, 2010 net of tax of $3 million and $2 million respectively (2009 - $7 million and $12 million respectively)
3.  Three and nine months ended September 30, 2010 net of tax of $(2) million and $(1) million respectively (2009 - $(7) million and $(12) million respectively)

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

	Three months ended September 30		Nine months ended September 30
(millions of C$)	2010	2009	2010	2009

Common shares
Balance at beginning of period	2,426	2,374	2,374	2,372
Shares released from trust for 2008 PSU plan (note 10)	-	-	68	-
Shares purchased and held in trust for long-term PSU plan (note 10)	(24)	-	(50)	-
Issued on exercise of stock options	3	-	13	2
Balance at end of period	2,405	2,374	2,405	2,374

Contributed surplus
Balance at beginning of period	106	119	153	84
Stock-based compensation (note 10)	13	15	(34)	50
Balance at end of period	119	134	119	134

Retained earnings
Balance at beginning of period	9,878	9,369	9,174	8,966
Net income	121	30	952	548
Common share dividends	-	-	(127)	(115)
Balance at end of period	9,999	9,399	9,999	9,399

Accumulated other comprehensive loss
Balance at beginning of period	(828)	(140)	(590)	(272)
Other comprehensive loss	(322)	(294)	(560)	(162)
Balance at end of period	(1,150)	(434)	(1,150)	(434)

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of C$)	2010	2009	2010	2009
		(restated -		(restated -
		see note 2)		see note 2)
Operating
Income (loss) from continuing operations	68	25	721	(477)
Items not involving cash (note 14)	564	660	1,230	2,992
Exploration	74	75	241	202
	706	760	2,192	2,717
Changes in non-cash working capital	95	(91)	477	(65)
Cash provided by continuing operations	801	669	2,669	2,652
Cash provided by discontinued operations	21	78	184	325
Cash provided by operating activities	822	747	2,853	2,977

Investing
Capital expenditures
Exploration, development and other	(1,084)	(851)	(2,784)	(2,336)
Corporate acquisitions (note 3)	-	-	(189)	-
Property acquisitions	(66)	(221)	(451)	(278)
Proceeds of resource property dispositions	5	44	120	104
Acquisition deposit (note 3)	(638)	-	(638)	-
Changes in non-cash working capital	182	197	98	(157)
Discontinued operations, net of capital expenditures	347	(32)	1,586	1,542
Cash used in investing activities	(1,254)	(863)	(2,258)	(1,125)

Financing
Long-term debt repaid	-	(174)	(11)	(970)
Long-term debt issued	-	-	-	1,249
Common shares issued	3	-	13	1
Common shares purchased	(24)	-	(50)	(1)
Common share dividends	-	-	(127)	(115)
Deferred credits and other	(2)	7	(12)	14
Changes in non-cash working capital	(2)	(1)	(2)	1
Cash provided by (used in) financing activities	(25)	(168)	(189)	179
Effect of translation on foreign currency cash and cash equivalents	-	(73)	(2)	(93)
Net increase (decrease) in cash and cash equivalents	(457)	(357)	404	1,938
Cash and cash equivalents net of bank indebtedness, beginning of period	2,529	2,305	1,668	10
Cash and cash equivalents net of bank indebtedness, end of period	2,072	1,948	2,072	1,948

Cash and cash equivalents (note 16)	2,078	2,007	2,078	2,007
Cash and cash equivalents reclassified to discontinued operations	-	10	-	10
Bank indebtedness	(6)	(69)	(6)	(69)
Cash and cash equivalents net of bank indebtedness, end of period	2,072	1,948	2,072	1,948

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or “the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report as at and for the year ended December 31, 2009.

Certain comparative information provided has been reclassified to conform to the presentation adopted in the current year.

1.	Significant Accounting Policies

a) Change in Facts and Circumstances

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2009 Annual Consolidated Financial Statements, except for the following:

Foreign Currency Translation

As a result of a reorganization of the Company’s operations and changes in the composition of revenue and costs, management has determined that the functional currency of both the Canadian and Norwegian self-sustaining operations is more closely linked to the US$ than to the respective domestic currencies.  Accordingly, effective January 1, 2010, these self-sustaining operations have been accounted for as US$ functional currency entities.

b) Accounting Pronouncements Adopted

Extractive Activities – Oil and Gas

In the fourth quarter of 2009, Talisman adopted prospectively the US standard Extractive Activities – Oil and Gas whereby yearly average commodity prices are used for purposes of calculating reserves.   Previously, reserves had been calculated by reference to year-end commodity prices.   Since 2009 yearly average commodity prices were higher than 2008 year-end prices, Talisman recorded an upward value revision of 77.1 million barrels of oil equivalent to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.   Had year-end prices been used to calculate reserves, this would not have had a significant impact on the income from continuing operations in the three and nine month periods ended September 30, 2010.

c) Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (IFRS)

In February 2008, the Accounting Standards Board confirmed that IFRS will be required for interim and annual reporting by publicly accountable enterprises effective for January 1, 2011, including 2010 comparative information.   The Company is currently assessing the impact of IFRS adoption on its results of operations and financial position.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

2.	Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

	As at September 30, 2010 and December 31, 2009
	North America		UK		Scandinavia		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Assets
Current assets	9	40	-	-	-	-	-	18	9	58
Property, plant and equipment, net	449	2,483	-	-	-	-	-	19	449	2,502
Future income taxes	50	-	-	-	-	-	-	-	50	-
Goodwill	14	62	-	-	-	-	-	3	14	65
Total assets	522	2,585	-	-	-	-	-	40	522	2,625
Liabilities
Current liabilities	3	9	-	-	-	-	-	-	3	9
Asset retirement obligations	6	72	-	-	-	-	-	1	6	73
Future income taxes	-	73	-	-	-	-	-	5	-	78
Total liabilities	9	154	-	-	-	-	-	6	9	160

	Three months ended September 30
	North America		UK		Scandinavia		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	38	146	-	-	-	-	-	2	38	148
Royalties	-	22	-	-	-	-	-	-	-	22
Revenues, net of royalties	38	124	-	-	-	-	-	2	38	126
Expenses
Operating, marketing and general	13	43	-	-	-	-	-	2	13	45
Dry hole	(3)	4	-	-	-	-	-	-	(3)	4
Depreciation, depletion and amortization	11	85	-	-	-	-	-	-	11	85
Income (loss) from discontinued operations before income taxes	17	(8)	-	-	-	-	-	-	17	(8)
Taxes	4	(2)	-	-	-	-	-	-	4	(2)
Gain on disposition, net of tax	40	-	-	11	-	-	-	-	40	11
Income (loss) from discontinued operations	53	(6)	-	11	-	-	-	-	53	5

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

	Nine months ended September 30
	North America		UK		Scandinavia		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	289	551	-	-	-	-	7	46	296	597
Royalties	32	95	-	-	-	-	1	1	33	96
Revenues, net of royalties	257	456	-	-			6	45	263	501
Expenses
Operating, marketing and general	72	145	-	-	-	-	4	6	76	151
Dry hole	-	40	-	-	-	-	-	1	-	41
Depreciation, depletion and amortization	94	273	-	-	-	-	-	5	94	278
Income (loss) from discontinued operations before income taxes	91	(2)	-	-	-	-	2	33	93	31
Taxes	22	(1)	-	-	-	-	3	14	25	13
Gain (loss) on disposition, net of tax	168	433	-	482	-	(9)	(5)	101	163	1,007
Income (loss) from discontinued operations	237	432	-	482	-	(9)	(6)	120	231	1,025

North America

In the third quarter of 2010, Talisman completed the sale of oil and gas producing properties in Western Canada for proceeds of $348 million, resulting in a gain of $40 million, including a tax recovery of $34 million.  In addition, Talisman entered into an agreement to sell oil and gas producing assets in Western Canada for proceeds of approximately $340 million.  This sale is expected to be completed in the fourth quarter of 2010.

In the second quarter of 2010, Talisman completed the sale of oil and gas producing properties in Canada  for proceeds of $1.3 billion, resulting in a gain of $162 million, net of tax of $nil.

In the first quarter of 2010, Talisman entered into agreements to sell assets in Canada, resulting in an after-tax writedown of these assets of $34 million.

The net investment in the Company’s Canadian self-sustaining operations has been reduced as a result of the disposal transactions and the parent company's reduction in the net investment in the corresponding subsidiaries that have occurred in 2010 and, accordingly, $356 million of exchange gains previously accumulated in other comprehensive income were included in the carrying value of the assets used to determine the gain on disposal.

In the second quarter of 2009, Talisman completed the sale of oil and gas producing assets in Southeast Saskatchewan for proceeds of $710 million, resulting in a gain of $321 million, net of tax of $109 million and the sale of certain of its midstream assets in Western Canada for proceeds of $297 million, resulting in a gain of $55 million, net of tax of $19 million.

In the first quarter of 2009, Talisman completed the sale of oil and gas producing assets in Western Canada for proceeds of $90 million, resulting in a gain of $57 million, net of tax of $19 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

UK

In the third quarter of 2009, Talisman received approximately $17 million of contingent consideration relating to an agreement entered into in 2007 to sell assets in the UK, resulting in a gain of $11 million, net of tax of $6 million.

In the first quarter of 2009, Talisman completed the sale of its assets in the Netherlands for proceeds of $596 million, resulting in a gain of $471 million, net of tax of $nil.

Scandinavia

In the first quarter of 2009, Talisman recorded an after-tax writedown of $9 million in respect of the sale of a 10% share in the Yme field offshore development and three exploration licences.

Other

In the first quarter of 2010, Talisman completed the sale of assets in Tunisia for proceeds of $23 million, resulting in a loss of $5 million, net of tax of $nil.

In the second quarter of 2009, Talisman completed the sale of assets in Trinidad and Tobago for proceeds of $278 million, resulting in a gain of $101 million, net of tax of $nil.

3.	Acquisitions

In January 2010, Talisman acquired 100% of the share capital of Hess (Indonesia-Jambi Merang) Limited, a company which owns a 25% interest in the Jambi Merang Production Sharing Contract, for consideration of $189 million in cash. This acquisition, which facilitates Talisman’s strategy to increase its presence in Indonesia, was accounted for using the purchase method and the allocation of the purchase price to the assets and liabilities acquired is as follows:

Fair value of net assets acquired	Southeast Asia
Property, plant and equipment	170
Goodwill	37
Working capital	19
Future income tax	(37)
189

In August 2010, Talisman entered into an agreement to acquire a 49% interest in BP Exploration Company (Colombia) Limited for US$858 million, before a US$71 million working capital adjustment.  A cash deposit of US$613 million has been paid in connection with this transaction, which has been included within other long-term assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

4.	Goodwill

Changes in the carrying amount of the Company’s goodwill are as follows:

	Nine months ended	Year ended
	September 30, 2010	December 31, 2009
Opening balance	1,176	1,188
Acquisition (note 3)	37	-
Foreign currency translation effect	(27)	(12)
Closing balance1	1,186	1,176
1	At September 30, 2010, $14 million (December 31, 2009 - $65 million; January 1, 2009 - $173 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

5.	Other Assets

	September 30, 2010	December 31, 2009
Accrued pension asset	23	29
Fair value of derivative contracts (note 11)	83	42
Investments	80	36
Future tax assets	186	120
Note receivable (note 11)	-	43
Asset retirement sinking fund	31	15
Acquisition deposit (note 3)	630	-
Other	5	5
	1,038	290

6.	Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s ARO associated with its property, plant and equipment are as follows:

	Nine months ended	Year ended
	September 30, 2010	December 31, 2009
ARO liability, beginning of period	2,140	1,900
Liabilities incurred during period	6	50
Liabilities settled during period	(19)	(50)
Accretion expense	95	117
Revisions in estimated future cash flows	3	218
Foreign currency translation	(76)	(96)
ARO liability, end of period1, 2	2,149	2,139
1
Included in September 30, 2010 and December 31, 2009 liabilities are $20 million and $30 million respectively of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $2,129 million and $2,109 million respectively.

2	At September 30, 2010, $6 million (December 31, 2009 - $73 million; January 1, 2009 - $131 million) has been reclassified to liabilities of discontinued operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

7.	Other Long-Term Obligations

	September 30, 2010	December 31, 2009
Accrued pension and other post-employment benefits liability	37	28
Fair value of derivative contracts (note 11)	-	7
Discounted obligations on capital leases1	90	94
Long-term portion of stock-based compensation liability	20	27
Other	13	12
	160	168
1	Of the total discounted liability of $108 million (December 31, 2009 - $113 million), $18 million (December 31, 2009 - $19 million) is included in accounts payable and accrued liabilities.

8.	Long-Term Debt

	September 30, 2010	December 31, 2009
Tangguh project financing	104	106
Debentures and notes (unsecured):
US$ denominated (US$2,800 million)	2,883	2,941
C$ denominated	350	350
UK£ denominated (UK£250 million)	405	423
Gross debt	3,742	3,820
Prepaid financing costs	(37)	(40)
	3,705	3,780
Less: current portion	(355)	(10)
	3,350	3,770

9.	Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

	Nine months ended		Year ended
Continuity of common shares	September 30, 2010		December 31, 2009
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,014,876,564	2,374	1,014,708,249	2,372
Issued on exercise of options	733,319	13	168,315	2
Shares purchased and held in trust for long-term PSU plan (note 10)	(2,918,681)	(50)	-	-
Shares released from trust for 2008 PSU plan (note 10)	4,062,000	68	-	-
Balance, end of period	1,016,753,202	2,405	1,014,876,564	2,374

On May 5, 2010, Talisman declared a dividend of $0.125 per share (2009 – $0.1125 per share) for an aggregate dividend of $127 million (2009 – $115 million) which was paid on June 30, 2010.

Subsequent to September 30, 2010, 245,619 stock options were exercised for shares.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

10.	Stock-Based Compensation

Stock Option Plans

Talisman has stock option plans in place that allow for the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

	Nine months ended		Year ended
Continuity of stock options	September 30, 2010		December 31, 2009
	Number of Options	Weighted-average exercise price ($)	Number of Options	Weighted-average exercise price ($)
Outstanding, beginning of period	69,489,526	15.22	64,877,521	15.14
Granted	7,464,655	17.34	12,023,390	13.37
Exercised for common shares	(733,319)	10.36	(168,315)	5.87
Surrendered for cash payment	(2,025,952)	10.17	(4,887,191)	9.00
Forfeited	(2,170,432)	17.28	(2,355,879)	17.03
Outstanding, end of period	72,024,478	15.57	69,489,526	15.22
Exercisable, end of period	44,081,300	15.15	33,825,777	13.28

The mark-to-market liability for the stock option plans at September 30, 2010 was $194 million (December 31, 2009 - $268 million).

Subsequent to September 30, 2010, 144,295 stock options were surrendered for cash, 245,619 were exercised for shares, no options were granted and 786,514 were forfeited, with 70,848,050 outstanding at October 28, 2010.

Cash Unit Plans

In addition to the Company’s stock option plans, various subsidiaries of the Company issue stock appreciation rights under cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

	Nine months ended		Year ended
Continuity of cash units	September 30, 2010		December 31, 2009
	Number of Units	Weighted-average exercise price ($)	Number of units	Weighted-average exercise price ($)
Outstanding, beginning of period	10,078,102	16.42	9,723,082	16.52
Granted	1,061,420	17.28	1,403,650	13.23
Exercised	(267,201)	12.11	(732,565)	9.72
Forfeited	(248,217)	17.60	(316,065)	18.94
Outstanding, end of period	10,624,104	16.58	10,078,102	16.42
Exercisable, end of period	6,705,484	16.75	4,806,867	15.09

The mark-to-market liability for the cash unit plans at September 30, 2010 was $20 million (December 31, 2009 - $28 million).

Subsequent to September 30, 2010, 35,362 cash units were exercised, 35,040 were granted and 7,833 were forfeited, with 10,615,949 outstanding at October 28, 2010.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Long-Term PSU Plan

In 2009, the Company implemented a long-term PSU plan that allows for the granting of PSUs to employees and vesting to varying degrees (0–150%) subject to predetermined performance measures being achieved.  Each PSU represents the right, subject to performance, to receive one common share of the Company.

	Nine months ended	Year ended
Continuity of long-term PSU plan	September 30, 2010	December 31, 2009
	Number of units	Number of units
Outstanding, beginning of period	5,520,158	-
Granted	3,577,720	5,791,165
Forfeited	(997,468)	(271,007)
Outstanding, end of period	8,100,410	5,520,158

To satisfy the Company’s obligations to deliver common shares to settle the PSUs, Talisman has arranged for a third party trustee to hold common shares which were purchased on the open market.  During the nine month period ended September 30, 2010, the Company purchased 2,918,681 common shares on the open market for $50 million.  For accounting purposes, the cost of the purchase of the common shares held in trust has been accounted for as a reduction in outstanding common shares and the trust has been consolidated in accordance with Accounting Guideline 15 since it meets the definition of a variable interest entity and the Company is the primary beneficiary of the trust.  The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust.  Additional purchases of common shares to satisfy the Company’s obligations are contemplated.

During the three months ended September 30, 2010, the Company recorded stock-based compensation of $10 million (2009 - $4 million) relating to its long-term PSU plan, with a corresponding increase in contributed surplus.

During the nine months ended September 30, 2010, the Company recorded stock-based compensation of $25 million (2009 - $10 million) relating to its long-term PSU plan, with a corresponding increase in contributed surplus.

Subsequent to September 30, 2010, no long-term PSUs were granted and 44,158 were forfeited, with 8,056,252 outstanding at October 28, 2010.

2008 PSU Plan

In 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted.  These PSUs vested on January 31, 2010 subject to predetermined performance measures being achieved.  Based on the Company’s performance relative to these predetermined performance measures, the Board of Directors approved the vesting of 90% of the PSUs granted.

To satisfy the Company’s obligation to deliver common shares to settle the PSUs, the Company established a trust that purchased 4,062,000 common shares on the open market for $68 million.  These shares were released from trust when the PSUs vested.

During the three months ended September 30, 2010, the Company recorded stock-based compensation recovery of $3 million (2009 – $13 million) relating to its 2008 PSU plan, with a corresponding change in contributed surplus.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

During the nine months ended September 30, 2010, the Company recorded stock-based compensation recovery of $4 million (2009 – $28 million expense) relating to its 2008 PSU plan, with a corresponding change in contributed surplus.

Deferred Share Unit (DSU) Plan

Talisman issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company’s shares at the time of surrender. Dividends are credited as additional DSUs when paid.  At September 30, 2010, there were 427,042 DSUs outstanding (December 31, 2009 – 396,550) and the mark-to-market liability was $8 million (December 31, 2009 – $8 million).  Expense related to the DSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid three years after the grant date. At September 30, 2010, there were 444,857 RSUs outstanding, including dividend equivalent RSUs (December 31, 2009 – 342,730) and the mark-to-market liability was $3 million (December 31, 2009 – $3 million).

Stock-based compensation (Recovery)

For the three months ended September 30, 2010, the Company recorded stock-based compensation expense of $63 million (2009 – $98 million) in respect of the plans described above as follows: stock options - $51 million, cash units - $5 million, 2008 PSUs - $3 million recovery and long-term PSUs - $10 million expense.  The stock-based compensation recovery includes a cash payment of $4 million (2009 - $21 million) to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period.

For the nine months ended September 30, 2010, the Company recorded stock-based compensation recovery of $23 million (2009 – $249 million expense) in respect of the plans described above as follows: stock options - $40 million recovery, cash units - $7 million recovery, 2008 PSUs - $2 million recovery and long-term PSUs - $26 million expense.

Of the combined mark-to-market liability for the stock option, cash unit, DSU and RSU plans of $225 million (December 31, 2009 - $307 million), $205 million (December 31, 2009 - $280 million) is included in accounts payable and accrued liabilities and $20 million (December 31, 2009 - $27 million) is included in other long-term obligations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

11.	Financial Instruments and Risk Management

Talisman’s financial assets and liabilities at September 30, 2010 comprised cash and cash equivalents, accounts receivable, note receivable, investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair value of Financial Assets and Liabilities

The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair value of Talisman’s long-term debt at September 30 was $4.3 billion, while the carrying value was $3.7 billion.  The fair values of all other financial assets and liabilities approximate their carrying values.

Talisman’s processes for estimating and classifying the fair value of financial instruments are consistent with those in place at December 31, 2009.  The following table presents the Company’s material assets and liabilities measured at fair value for each hierarchy level as at September 30, 2010:

	Fair value measurements using
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Assets
Interest rate swaps	-	51	-	51
Cross currency swaps	-	35	-	35
Commodity swaps	-	13	-	13
Commodity collars	-	81	-	81
Note receivable	-	-	39	39
	-	180	39	219
Liabilities
Commodity swaps	-	8	-	8
Commodity collars	-	59	-	59
	-	67	-	67

The following table sets forth a reconciliation of changes in the fair value of the assets classified as Level 3 in the fair value hierarchy:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Balance at beginning of period	38	36	43	31
Realized and unrealized gains (losses)	1	2	(4)	7
Balance at end of period	39	38	39	38

Unobservable inputs utilized to determine the fair value of the note receivable include the volatility of the counterparty’s common shares.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Risk Management Position

Derivative instrument	Balance sheet caption	September 30, 2010	December 31, 2009
Assets
Interest rate swaps	Accounts receivable	13	13
Interest rate swaps	Other assets	38	14
Cross currency swaps	Other assets	35	28
Commodity contracts	Accounts receivable	84	17
Commodity contracts	Other assets	10	-
Risk management assets		180	72

Liabilities
Cross currency swaps	Accounts payable and accrued liabilities	-	1
Commodity contracts	Accounts payable and accrued liabilities	67	275
Commodity contracts	Other long-term obligations	-	7
Risk management liabilities		67	283

For the three months ended September 30, 2010, the Company recorded a gain on held-for-trading financial instruments of $54 million (2009 – $98 million).

For the nine months ended September 30, 2010, the Company recorded a gain on held-for-trading financial instruments of $227 million (2009 – loss of $270 million).

Currency Risk

Talisman operates internationally and is therefore exposed to foreign exchange risk. Talisman’s primary exposures are from fluctuations in the US$ relative to the C$, UK£ and NOK. Although Talisman’s reporting currency is C$, its functional currency is US$, since most of its revenues are closely tied to the US$.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currency.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.  Talisman had no material outstanding foreign exchange forward contracts at September 30, 2010.

In respect of financial instruments existing at September 30, 2010, a 1% strengthening of the US$ against the other currencies to which the Company is exposed (C$, UK£ and NOK), with all other variables assumed constant, would have resulted in an increase of $1 million in net income and $12 million in other comprehensive income for the three month period ended September 30, 2010.  A similar weakening of the US$ would have had the opposite impact.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings.  Borrowing in floating rates exposes Talisman to short-term movements in interest rates.  Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity).

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At September 30, 2010, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015.  During the nine month period ended September 30, 2010, the fair value of the fixed-to-floating interest rate swaps increased by $24 million.  Starting in the fourth quarter of 2008, the Company no longer designated the swap as a hedge.

In respect of financial instruments existing at September 30, 2010, a 1% increase in interest rates would have resulted in a $8 million decrease in net income, principally related to the fair value of the interest rate swap, for the three month period ended September 30, 2010.  A similar decrease in interest rates would have had the opposite effect.

Credit Risk

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At September 30, 2010, approximately 88% of the Company’s trade accounts receivable were current.  Talisman had no customers with individually significant outstanding balances at September 30, 2010. Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman maintains appropriate undrawn capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results. Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank lines.

The majority of the Company's debt matures subsequent to 2011, with $355 million maturing in 2011.

At September 30, 2010, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are all fully committed through 2012.  These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

Commodity Price Risk

The Company had the following commodity price derivative contracts outstanding at September 30, 2010:

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Fixed price swaps	Term	mcf/d	C$/mcf	Fair value
ICE index	Oct-Dec 2010	17,824	6.73	(2)
ICE index	Jan-Mar 2011	17,824	6.73	(3)
ICE index	Apr-Jun 2011	16,886	6.13	(3)
				(8)

Fixed price swaps	Term	mcf/d	US$/mcf	Fair value
NYMEX index	Jan-Dec 2011	23,734	6.12	13

Two-way collars	Term	bbls/d	Floor/ceiling US$/bbl	Fair value
Dated Brent oil index	Oct-Dec 2010	5,000	49.00/57.79	(12)
Dated Brent oil index	Oct-Dec 2010	23,000	55.35/85.00	(3)
Dated Brent oil index	Oct-Dec 2010	25,000	71.72/90.00	-
WTI	Oct-Dec 2010	22,000	50.20/60.87	(44)
				(59)

Two-way collars	Term	mcf/d	Floor/ceiling C$/mcf	Fair value
AECO index	Oct-Dec 2010	47,410	5.78/7.39	9

Two-way collars	Term	mcf/d	Floor/ceiling US$/mcf	Fair value
NYMEX index	Oct-Dec 2010	95,000	5.90/7.03	16
NYMEX index	Jan-Jun 2011	95,000	5.27/6.66	16
NYMEX index	Jan-Dec 2011	71,200	6.14/6.59	40
				72

Subsequent to September 30, 2010, the Company entered into the following commodity price derivative contracts:

Contract	Term	Average volume	Average price or floor/ceiling
Dated Brent oil collars	Jan-Dec 2011	21,000 bbls/d	US$80.00/91.27
Dated WTI oil collars	Jan-Dec 2011	9,000 bbls/d	US$80.00/92.00

In respect of outstanding financial instruments and assuming forward commodity prices in existence at September 30, 2010, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives thereby resulting in a decrease in net income of approximately $10 million for the three month period ended September 30, 2010.  A similar decrease in commodity prices would result in an increase in net income of approximately $11 million for the three month period ended September 30, 2010.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Company may hedge a portion of its future production to protect cash flows to allow the Company to meet its strategic objectives.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are entered into in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.  The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at September 30, 2010:

Contract	Term	Average volume	Average price or floor/ceiling
AECO natural gas swaps	Oct-Dec 2010	14,223 mcf/d	C$6.33/mcf
AECO natural gas collars	Oct-Dec 2010	175,417 mcf/d	C$6.33/7.55/mcf
AECO natural gas swaps	Oct 2010-Dec 2011	3,671 mcf/d	C$3.05/mcf

12.	Other Expenses, net

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Foreign exchange (gains) losses	79	(75)	41	26
Net gain on asset disposals	(12)	(20)	(53)	(16)
Property impairments	-	-	118	-
Other	22	18	29	15
	89	(77)	135	25

During the nine month period ended September 30, 2010, the Company wrote-off exploration acquisition costs in North America, Scandinavia and Rest of the World of $27 million, $66 million and $25 million respectively.

13.	Employee Benefits

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Current service cost - defined benefit	6	5	20	13
Current service cost - defined contribution	3	3	11	11
Interest cost	4	3	13	12
Expected return on plan assets	(3)	(2)	(9)	(6)
Actuarial gain (loss)	-	-	(1)	1
	10	9	34	31

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

14.	Selected Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Items not involving cash:
Depreciation, depletion and amortization	568	529	1,618	1,762
Dry hole	44	77	78	335
Net gain on asset disposals	(12)	(20)	(53)	(16)
Property impairments	-	-	118	-
Stock-based compensation (recovery)	53	70	(34)	198
Future taxes and deferred petroleum revenue tax recovery	(65)	(19)	(186)	(484)
Mark-to-market change of held-for-trading financial instruments	(93)	31	(351)	1,168
Other	69	(8)	40	29
	564	660	1,230	2,992
Interest paid	41	59	121	142
Income taxes paid	221	308	553	705

15.	Contingencies and Commitments

Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

In September 2006, the United States District Court for the Southern District of New York (the “Court”) granted Talisman’s Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs’ effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiff’s appeal of the Court’s decision granting Talisman’s Motion for Summary Judgment, denying class certification and refusing to consider the plaintiff’s proposed third amended complaint.  On April 15, 2010 the plaintiffs requested the United States Supreme Court to permit an appeal by the plaintiffs of the Second Circuit Court of Appeals decision that dismissed their appeal.  On October 4, 2010, the United States Supreme Court refused to grant the plaintiffs’ appeal request.  Accordingly, the action has now been resolved in the Company’s favour.

Commitments

There have been no significant changes in the Company’s expected future payment commitments, and the timing of those payments, since December 31, 2009.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

16.	Cash and Cash Equivalents

Of the cash and cash equivalents balance of $2.1 billion, arising largely from the disposition of assets during 2009 and 2010, $226 million has been invested in bank deposits and the remainder in highly rated marketable securities with maturities of less than three months.

17.	Subsequent Events

In October 2010, Talisman and Statoil Texas Onshore Properties LLC (“Statoil”) entered into an agreement to acquire 97,000 net acres of liquids rich properties in the Eagle Ford shale play in south Texas from Enduring Resources, LLC for a total consideration of US$1.3 billion, which results in a net cost to Talisman of approximately US$485 million, after Statoil purchases a 50% working interest in Talisman’s existing 37,000 net acres in the Eagle Ford. Upon completion of these transactions, Talisman will hold approximately 70,000 net acres, predominantly in the liquids rich heart of the play.  Talisman and Statoil have created a joint-venture across the Eagle Ford shale play, with Talisman as the initial operator.

On October 5, 2010, Talisman declared a semi-annual dividend of $0.125 per share which will be paid on December 31, 2010.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

18.	Segmented Information

	North America (1)				UK				Scandinavia
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of C$)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	408	321	1,223	1,016	526	484	1,590	1,606	363	224	1,014	678
Royalties	57	36	140	115	1	1	5	4	-	-	-	-
Net sales	351	285	1,083	901	525	483	1,585	1,602	363	224	1,014	678
Other	19	22	66	69	7	6	15	17	-	-	-	2
Total revenue	370	307	1,149	970	532	489	1,600	1,619	363	224	1,014	680
Segmented expenses
Operating	100	92	309	310	203	226	638	655	77	79	227	215
Transportation	13	18	46	44	7	10	25	33	17	11	49	36
DD&A	199	188	562	564	142	165	420	618	133	77	375	266
Dry hole	3	29	(14)	120	24	-	63	30	-	(2)	5	61
Exploration	1	30	35	65	4	6	13	13	6	4	21	16
Other	(6)	(15)	(5)	(25)	1	11	1	6	4	1	68	5
Total segmented expenses	310	342	933	1,078	381	418	1,160	1,355	237	170	745	599
Segmented income (loss) before taxes	60	(35)	216	(108)	151	71	440	264	126	54	269	81
Non-segmented expenses
General and administrative
Interest on long-term debt
Stock-based compensation (recovery)
Currency translation
(Gain) loss on held-for-trading financial instruments
Total non-segmented expenses
Income (loss) from continuing operations before taxes
Capital expenditures
Exploration	70	253	221	439	34	40	74	130	23	11	76	139
Development	447	83	959	139	154	135	397	425	128	136	408	384
Midstream	-	(2)	1	28	-	-	-	-	-	-	-	-
Exploration and development	517	334	1,181	606	188	175	471	555	151	147	484	523
Property acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			6,920	6,155			4,390	4,549			2,251	2,040
Goodwill			146	149			276	289			618	628
Other			2,710	1,240			275	386			451	226
Discontinued operations			522	2,585			-	-			-	-
Segmented assets			10,298	10,129			4,941	5,224			3,320	2,894
Non-segmented assets
Total assets (4)

					(1) North America				2010	2009	2010	2009
					Canada				274	279	925	882
					US				96	28	224	88
					Total revenue				370	307	1,149	970
					Canada						4,901	4,993
					US						2,019	1,162
					Property, plant and equipment (4)						6,920	6,155

					4 Current year represents balances as at September 30, prior year represents balances as at December 31.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

18.	Segmented Information

	Southeast Asia (2)				Other (3)				Total
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of C$)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	600	555	1,773	1,375	98	63	282	280	1,995	1,647	5,882	4,955
Royalties	203	189	632	466	49	20	149	121	310	246	926	706
Net sales	397	366	1,141	909	49	43	133	159	1,685	1,401	4,956	4,249
Other	-	-	1	-	-	1	-	1	26	29	82	89
Total revenue	397	366	1,142	909	49	44	133	160	1,711	1,430	5,038	4,338
Segmented expenses
Operating	72	54	199	185	7	4	20	29	459	455	1,393	1,394
Transportation	16	11	46	39	2	2	6	6	55	52	172	158
DD&A	87	93	240	285	7	6	21	29	568	529	1,618	1,762
Dry hole	11	40	4	90	6	10	20	34	44	77	78	335
Exploration	20	16	65	44	43	19	107	64	74	75	241	202
Other	10	3	29	3	1	(2)	1	10	10	(2)	94	(1)
Total segmented expenses	216	217	583	646	66	39	175	172	1,210	1,186	3,596	3,850
Segmented income (loss) before taxes	181	149	559	263	(17)	5	(42)	(12)	501	244	1,442	488
Non-segmented expenses
General and administrative									118	79	286	246
Interest on long-term debt									37	54	119	144
Stock-based compensation (recovery)									63	98	(23)	249
Currency translation									79	(75)	41	26
(Gain) loss on held-for-trading financial instruments									(54)	(98)	(227)	270
Total non-segmented expenses									243	58	196	935
Income (loss) from continuing operations before taxes									258	186	1,246	(447)
Capital expenditures
Exploration	58	54	135	179	47	39	156	156	232	397	662	1,043
Development	69	78	222	364	26	12	76	24	824	444	2,062	1,336
Midstream	-	-	-	-	-	-	-	-	-	(2)	1	28
Exploration and development	127	132	357	543	73	51	232	180	1,056	839	2,725	2,407
Property acquisitions									64	227	655	322
Proceeds on dispositions									(50)	(44)	(201)	(143)
Other non-segmented									19	11	48	34
Net capital expenditures									1,089	1,033	3,227	2,620
Property, plant and equipment			3,065	2,864			918	823			17,544	16,431
Goodwill			146	110			-	-			1,186	1,176
Other			572	427			206	156			4,214	2,435
Discontinued operations			-	-			-	40			522	2,625
Segmented assets			3,783	3,401			1,124	1,019			23,466	22,667
Non-segmented assets											203	951
Total assets (4)											23,669	23,618

					(2) Southeast Asia				2010	2009	2010	2009
					Indonesia				220	187	662	491
					Malaysia				130	115	370	266
					Vietnam				11	25	42	78
					Australia				36	39	68	74
					Total revenue				397	366	1,142	909
					Indonesia						1,089	906
					Malaysia						1,125	1,171
					Vietnam						273	241
					Papua New Guinea						369	337
					Australia						209	209
					Property, plant and equipment (4)						3,065	2,864

					(3) Other				2010	2009	2010	2009
					Algeria				49	44	133	160
					Total revenue				49	44	133	160
					Algeria						246	193
					Kurdistan						532	512
					Other						140	118
					Property, plant and equipment (4)						918	823